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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of March, 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F   X          Form 40-F
                                  -----                  -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                            Yes                   No   X
                                -----                -----

       (If "Yes" is marked, indicate below the file number assigned to the
       registrant in connection with Rule 12g3-2(b): 82-               .)
                                                        ---------------

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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

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     Korea Electric Power Corporation ("KEPCO") has successfully completed the solicitation of consents and proxies from the holders of its debentures and notes listed below under the heading Yankee and Global Bonds (the "Bonds"). The aggregate principal amount of the Bonds restructured is approximately US$2.95billion. The solicitations relate to the amendments to the agreements under which the Bonds were issued and to waivers of certain rights under the Korean Commercial Code (the "KCC"). The purpose of the amendments and waivers is to facilitate KEPCO's implementation of the restructuring plan for the electricity industry in the Republic of Korea, including the intended disposition of all or part of KEPCO's interests in one or more of its generation company subsidiaries (the "GENCOs"). In consideration for the amendments and waivers, The Korea Development Bank furnished a full, unconditional and irrevocable guarantees in respect of the Bonds.

DESCRIPTION OF DEBT SECURITIES                     CUSIP NUMBER         ISIN NUMBER        COMMON CODE
------------------------------                     ------------        ------------        -----------

U.S.$1,350,000,000 6 3/8% Notes due 2003             500631AC0         US500631AC02        004 739 698
U.S.$300,000,000 8 1/4% Notes due 2005               500631AQ9         US500631AQ97        010 972 817
U.S.$350,000,000 7 3/4% Debentures due 2013          500631AB2         US500631AB29        008 502 102
U.S.$70,640,000 6% Debentures due 2026               500631AG1         US500631AG16        007 200 005
U.S.$300,000,000 7% Debentures due 2027              500631AH9         US500631AH98        012 029 896
U.S.$200,000,000 6 3/4% Debentures due 2027          50063AAA4         US50063AAA43        009 948 376
U.S.$171,422,000 7.40% Amortizing
 Debentures due 2016                                 500631AD8         US500631AD84        013 745 579
U.S.$208,256,000 7.95%
 Zero-to-Full Debentures due 2096                    500631AE6         US500631AE67        011 235 786

     Through the adoption of the amendments, KEPCO, among other things, has eliminated certain constraints to its implementation of the electricity industry restructuring plan. The waivers eliminated the joint and several liability of the GENCOs with respect to the Bonds and, thereby, facilitate the eventual divestiture or sale of the GENCOs, pursuant to the restructuring plan. The joint and several liabilities arose as a matter of law under the KCC in connection with KEPCO's creation of the GENCOs and transfer of KEPCO assets to them.

     KEPCO retained Credit Suisse First Boston Corporation and Lehman Brothers Inc. as Solicitation Agents.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOREA ELECTRIC POWER CORPORATION


                                            By: /s/ Chung, Soo Eun
                                                -------------------------------
                                            Name:  Chung, Soo Eun
                                            Title: Chief Financial Officer


Date: March 3, 2003